Filed Pursuant to Rule 433

Registration Statement No. 333-207570

Chubb Capital Accumulation Plan (CCAP)

SAVINGS ACE CCAP

PLAN

YOUR TRANSITION GUIDE

January 2016

The Issuer has Filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on SEC Web site at www.sec.gov@gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling the issuer’s investor relations department at +1 (441)299-9283 or e-mailing at invetorrelations@chubb.com.

TABLE OF CONTENTS

TRANSITION SUMMARY . 3 YOUR DECISION TIMELINE. 4 WHAT’S THE SAME . WHAT’S DIFFERENT?.5 WHAT YOU NEED TO KNOW.6 WHAT HAPPENS IF.10 RESOURCES.11 GLOSSARY .12

Important: At the time this Transition Guide was printed, the date of the merger was assumed to be on or around January 15, 2016. Dates referenced within this Guide could change based on the actual merger date. Please check the Chubb Transition Website for updated information.

2

TRANSITION SUMMARY

The Chubb Capital Accumulation Plan (CCAP) has always been an important part of the retirement benefit that Chubb offers employees. Chubb believes strongly in the need to save for retirement, and CCAP is one way we have helped employees do that. Whether you are a current or former Chubb employee, it’s important for you to understand how the merger of Chubb and ACE will impact CCAP and your retirement benefits.

CCAP will not accept new contributions as of the day before the merger date, but your account balance will remain a valuable part of your retirement savings. Rather than merge into the ACE USA Employee Retirement 401(k) Plan (“ACE Savings Plan”), CCAP is closing to provide you with more flexibility with respect to your retirement assets. By closing CCAP to new contributions, you may elect to:

CCAP is closing to new contributions as part of the upcoming merger with ACE.

•	Roll over your CCAP balance to the ACE Savings Plan.
•	Roll over your CCAP balance to an Individual Retirement Account (IRA) with Fidelity or another financial institution.
•	Roll over your CCAP balance to another tax-qualified plan (such as another employer’s plan).
•	Receive a cash distribution, minus applicable taxes and penalties.
•	Take a partial rollover and receive the remaining balance paid to you as a cash distribution, minus applicable taxes and penalties.

After the merger, all CCAP participants can participate in the ACE Savings Plan, which is a 401(k) plan that is similar to CCAP and offers additional features not currently available in CCAP.

This Transition Guide provides an overview of the impact of the merger on CCAP — including what decisions you need to make and the resources available to help you. Please note that some decisions are time sensitive and must be made during specific election windows.

WHAT CLOSING CCAP MEANS TO YOU

Closing CCAP to new contributions means that the plan will no longer be offered and you will need to make decisions about your future contributions and future investments into the ACE Savings Plan, as well as the balance you have in CCAP.

You will be 100% vested in all Chubb company matching contributions even if you have not met the CCAP three-year vesting requirement, so the full balance of your CCAP account as of the merger date is yours to keep. If you are employed at Chubb as of the merger date, you will automatically be enrolled in the ACE Savings Plan at your current contribution rate. However, your CCAP balance will not roll over automatically into the ACE Savings Plan, unless you make an affirmative election.

Although CCAP is closing to new contributions, active employees should experience a seamless transition into the ACE Savings Plan, including no interruption in your ability to make contributions into the ACE Savings Plan.

3

YOUR DECISION TIMELINE

The closing of CCAP to new contributions means that you will need to make decisions and take action on your CCAP account. This Transition Guide will provide an explanation of what you need to do and when you need to do it.

There will be several elections you may need to make for your CCAP account. The timing of these decisions is as outlined below:

VISIT THE CCAP TRANSITION WEBSITE

You can access the Chubb Transition Website at www.netbenefits.com/chubb and click on the orange Learn More button in the banner to take you to the Chubb Transition Website. You’ll find more details about the elections you need to make and additional resources, including a checklist to keep you on track.

TIMING TO MAKE ACTION WHO IT AFFECTS WHAT YOU NEED TO DO AND WHERE ELECTIONS TO MAKE AN ELECTION

Until approximately the Review/change your Chubb active Select your future contribution rate and choose how to week prior to the contribution rate and employees invest your future contributions from the ACE Savings merger date future investment Plan investment options, which will be available after the elections Savings Plan for the ACE close of the merger.

To be effective with the Make your election on the ACE Savings Plan site at first contributions made www.yourbenefitsresource.com/ACE. to the ACE Savings Plan

January 5-20, 2016 Decide how to handle CCAP participants • If you have a loan from your CCAP account, you will any loan(s) you have with a loan(s) need to choose whether to roll over your balance to the ACE Savings Plan and continue to make payments through payroll deductions or not to roll it over to ACE.

•

If you choose not to roll it over to ACE, you will have a limited time to continue making loan payments from your bank account directly to Fidelity before you will need to pay it in full, otherwise you will default on your loan. Refer to If You Have A Loan on page 7 for more details.

Make Website your by election clicking on on the the Chubb orange Transition button on www.netbenefits.com/chubb.

Approximately 90 days Decide how to handle All CCAP After the merger, you will need to elect if you want to after the merger date your balance in the participants with keep it in the money market fund or move it into Chubb Stock Fund assets in the another investment option within CCAP. See page 8-9 and/or ESOP after Chubb Stock for more details. it approximately is converted to 50% Fund or ESOP Make your election on the Chubb Transition Website by clicking on the orange button on “New and 50% Chubb” in a money Stock www.netbenefits.com/chubb. market fund

Beginning 2 weeks Make your CCAP All CCAP Choose how to have your CCAP balance distributed. To following the merger balance election participants review your options for this election please refer to date Distribution of Your CCAP Balance on page 9 for more details.

Make your election at www.netbenefits.com/chubb.

4

WHAT’S THE SAME . WHAT’S DIFFERENT?

ACE has committed to maintaining Chubb’s benefits on a comparable basis for a year after the merger. That means, for 2016, your benefit in the ACE Savings Plan will, by and large, resemble the features in CCAP. Take a look at how the ACE Savings Plan compares to CCAP.

CCAP 2016 ACE SAVINGS PLAN

Dollar-for-dollar match, up to 4%

Dollar-for-dollar match, up to 4% Company Match per pay period per pay period

Matched on pre-tax and

Matched on pre-tax contributions

Roth after-tax contributions

Two-year vesting period

Three-year vesting period

ACE will recognize prior

All participants will be vested in Vesting Chubb service for vesting Chubb company matching purposes. Employees with less contributions as of the day than two years of service will vest before the merger in the ACE Savings Plan on their second anniversary.

Pre-tax

Pre-tax Roth

After-tax Contribution Types Catch-up

Catch-up Roth catch-up

Employee Annual

1% – 50% for pre-tax/after-tax Contribution Limits 1% – 50% for pre-tax/Roth

(subject to IRS limits)

Diverse range of investments from Diverse range of investments from conservative to aggressive, including conservative to aggressive, including Investment target date funds (note: company stock target date funds and company stock Options will not be available in the investment options)

Up to 2 Loans Up to 2

Lump sum Payment Lump sum

Installments Options Installments

WHAT YOU NEED TO KNOW

If You Are an Active Employee

Your Contribution Rate and Future Investment Direction

Future contribution rate: As a Chubb employee, your current CCAP contribution rate will transfer automatically to the

ACE Savings Plan effective as of the merger date. Any after-tax contribution rate you have elected in CCAP will map to a

Roth contribution rate in the ACE Savings Plan and will be eligible to receive company matching contributions.

NEW OPTION: ROTH AFTER-TAX CONTRIBUTIONS

With a Roth 401(k), your contributions are made with after-tax income. The money that you contribute in your

Roth grows on a tax-deferred basis, so you won’t have to pay any tax on your withdrawals,* including any investment earnings, when you retire. For 2016, the maximum amount you can contribute in pre-tax 401(k) and

Roth after-tax 401(k) contributions is $18,000 (and up to another $6,000 if you will be age 50 or older in 2016).

*	In the event of retirement or termination, your earnings can be withdrawn tax-free as long as it has been five tax years since your first Roth

401(k) contribution and you are at least 59 1/2 years old. In the event of death, beneficiaries may be able to receive distributions tax-free if the deceased started making Roth contributions more than five tax years prior to the distribution. In the event of disability, your earnings can be withdrawn tax-free if it has been five tax years from your first Roth 401(k) contribution.

If you want to change your contribution percentage for the ACE Savings Plan and would like it to take effect as soon as administratively possible after the merger, you will need to make the change on the ACE Savings Plan website approximately one week prior to close. The ACE Savings Plan website can be accessed via a link on the Chubb Transition Website or directly at www.yourbenefitsresources.com/ACE. Just as you can today, you may change your contribution rate in the ACE Savings Plan at any time.

Future investment direction: You will need to choose from the investment options available in the ACE Savings Plan to direct your future contributions. If you don’t make an investment election, your future contributions will be directed into the

ACE qualified default investment alternative (QDIA) which is a Target Date Fund based on a date closest to the year in which you reach age 65.

The first time you visit the

ACE Savings Plan website you will need:

•	Your date of birth
•	Last four digits of your social security number
•	Your ZIP code

Then follow the prompts to create your user ID and password, which you will need to access the site going forward.

The target date funds are designed for investors expecting to retire around the year indicated in each fund’s name. The funds are managed to gradually become more conservative over time as they approach the target date. The investment risk of each target date fund changes over time as the fund’s asset allocation changes. The funds are subject to the volatility of the financial markets, including that of equity and fixed income investments in the U.S. and abroad, and may be subject to risks associated with investing in high-yield, small-cap, and foreign securities. Principal invested is not guaranteed at any time, including at or after the funds’ target dates.

As with all investment-related decisions, please consult a tax advisor or investment professional before making your decision.

6

WHAT YOU NEED TO KNOW

If You Have a Loan From Your CCAP Account

If you currently have an unpaid The loan payments deducted from your balance on your CCAP loan(s) paycheck will end as of the last payroll before the merger.

If you roll over your CCAP balance, You will continue to make loan repayments including your outstanding loan via payroll deductions. Your payments may be balance to the ACE Savings Plan suspended for a short time during the transition of your loan to ACE.

You will need to set-up payments from your bank account to Fidelity and continue to make

If your loan date ends within 90 your loan payments until your loan is repaid in days from the merger date full. Your payments may be suspended for a short time during the transition to ACE and then payments will resume.

You will need to set up monthly payments from your bank account to continue making If you do not take a distribution of your loan payments to Fidelity for a limited your CCAP balance time (approximately 12-18 months post merger) or to pay the loan in full in order to avoid defaulting.

7

WHAT YOU NEED TO KNOW

If You Are Invested in the Chubb Stock Fund and/or ESOP

Net Unrealized Appreciation (NUA) for the Chubb Stock Fund and ESOP

The closing of CCAP to new contributions may create a taxable event if you are invested in the Chubb Stock Fund and/or ESOP. Participants who meet the eligibility criteria can minimize the taxes due on their investment gains by preserving the cost basis (the price you initially paid for the Chubb Stock Fund and/or ESOP investments).

YOU NEED TO MEET ONE OF THE TWO ELIGIBILITY CRITERIA IN ORDER TO PRESERVE NUA

You are 59 1/2 or older as of the distribution date You have separated service from Chubb or ACE prior OR to CCAP terminating (approximately 12-18 months after the merger date)

NUA is the difference between the price you initially paid for Chubb stock (its cost basis) and its current market value.

Example

Assume you bought Chubb stock in your plan for $20 per share, and you use $2,000 to purchase 100 shares. Five years later, the shares are worth $35 each, for a total value of $3,500: $2,000 of that would be your cost basis, and $1,500 would be net unrealized appreciation (total value less your cost basis).

NUA is not subject to tax until the company stock is sold and it will never be subject to an early withdrawal penalty. When the stock is sold, the NUA is subject to tax at capital gains rates — not ordinary income tax rates, which can be much higher. So, if you don’t preserve your cost basis, all distributions will be taxed at your current income tax rate.

In order to help you preserve your NUA as of the merger date, any balances in the Chubb Stock Fund and ESOP will convert to approximately 50% “New Chubb” Stock Fund and/or ESOP and 50% into a money market fund (the Money Market Portfolio—Chubb Stock—Government and/or the Money Market Portfolio—ESOP Stock—Government).

How To Preserve Your NUA

1. The first step in preserving your cost basis is to determine if you meet the eligibility criteria outlined above.

2. If you do, then you will need to decide whether to reinvest the cash proceeds you have in the money market fund back into “New Chubb” stock and/or ESOP. This will help you to preserve the maximum NUA.

3. The final step you take to fully preserve your cost basis is to withdraw all stock from CCAP and move it into a brokerage account in advance of rolling your balance to the ACE Savings Plan, rolling it to an IRA, taking it in cash or taking a partial roll over and the rest paid in cash, less applicable taxes and penalties.

As with all investment-related decisions, please consult a tax advisor or investment professional before making your decision.

8

WHAT YOU NEED TO KNOW.

If You Have Balances in the Chubb Stock Fund and/or ESOP

Balances in the Chubb Stock Fund and/or ESOP

If you currently have a balance in the Chubb Stock

Fund and/or ESOP, the shares will automatically ATTEND AN ONLINE CCAP TRANSITION SESSION convert to approximately 50% in the “New Chubb” Stock Fund and/or ESOP and 50% to a In February, Chubb will hold several online workshops to help money market fund (the Money Market Portfolio explain the transition to the ACE Savings Plan. More details—Chubb Stock—Government and/or the Money (including dates and log-on instructions) will be included Market Portfolio—ESOP Stock—Government). with the Decision Guide which will be sent to you in January. You will have 90 days from the date the converted Chubb Stock Fund or ESOP shares are invested in the Money Market Portfolio—Chubb Stock—Government and/or the Money Market Portfolio—ESOP Stock—Government to purchase stock units in the “New Chubb” Stock Fund or ESOP to preserve your maximum NUA, if eligible. You can make this exchange on Fidelity NetBenefits®. If you leave your balance in the money market fund beyond 90 days or exchange it into other investment options, you will no longer be able to retain the cost basis associated with the money market fund.

Distribution of Your CCAP Balance

You will need to decide what to do with your CCAP balance. You have four options:

Roll over your CCAP balance to the ACE Savings Plan.

Roll over your CCAP balance to an Individual Retirement Account (IRA) with Fidelity or another financial institution.

Roll over your CCAP balance to another tax-qualified plan (such as another employer’s plan).

Receive a cash distribution, minus applicable taxes and penalties.

Take a partial rollover and receive the remaining balance paid to you as a cash distribution, minus applicable taxes and penalties.

As with all investment-related decisions, please consult a tax advisor or investment professional before making your decision.

In January you will receive a detailed Decision Guide that will explain your distribution options in detail and what to consider when making your election. This information will also be available on the Chubb

Decision Transition Transition Website. If you don’t make a balance Guide Website election during the election window, you will still have the opportunity to roll it over before CCAP is terminated (approximately 12-18 months after the merger).

WHAT HAPPENS IF

There are situations that affect only some CCAP participants. If you are in one of these situations, there may be additional considerations for you. Review the chart below to see if any of these apply to you.

If you are participating in the Annual Increase Program in CCAP and would like to continue to increase your contribution

You are participating in the percentage automatically each year, you Annual Increase Program will need to set this up on ACE’s Your Benefits Resources website. Under the ACE

Savings Plan, the increase will take effect each April.

You are on a hardship Your suspension will end as of the merger suspension date. You can then contribute to the ACE

Savings Plan with no restrictions.

If you are working at Chubb and rolling over your balance to the ACE Savings Plan, you can continue to defer your Minimum

Required Distribution (MRD).

You are 70 1/2 or older on If you stop working, you must begin taking a December 31, 2015 Minimum Required Distribution (MRD).

Regardless of whether or not you are working for Chubb and you elect to roll over your balance to an IRA, you will be required to begin taking a MRD after the money is rolled over.

If you would like to continue receiving You are currently receiving those payments instead of taking a full payments from CCAP distribution, you can do this if you roll over your balance to the ACE Savings Plan.

RESOURCES

CCAP Transition Information	Visit **www.netbenefits.com/chubb** and click on the orange button to go to the Chubb Transition Website.
ACE Savings Plan	• Visit ACE's *Your Benefits Resources* website at **www.yourbenefitsresources.com/ACE** or the Chubb Transition Website at **www.netbenefits.com/chubb** to get an overview of the ACE Savings Plan. • You can also call the ACE Benefits Center at 1-855-668-5042 (representatives are available Monday through Friday from 8:00 a.m. to 8:00 p.m. ET).
Guidance and One-on-One Support	**Fidelity Guidance Center** (available to all Plan participants) – Call 1-800-939-2227 and talk with a Fidelity Guidance Representative who can address your personal situation and help you make the CCAP decisions that are right for you. **The Ayco Financial Planning Center** (available to active employees only) can help you with your CCAP decisions. Their personal financial coaches are familiar with the CCAP and retirement saving in general. You may speak with a personal financial coach by calling the Ayco AnswerLine® at 1-800-334-8964 or by registering at **www.aycofn.com/Chubb.afn**.
General CCAP Information	Visit MyChubb Benefits on ChubbNet, or call the HR Service Center at 1-855-MyCHUBB (1-855-692-4822).

11

GLOSSARY

CCAP CLOSED TO NEW CONTRIBUTIONS

This means CCAP will no longer accept new contributions into the plan. The investment options will remain in place and you may continue to make exchanges between investment options after the merger, excluding the Chubb Stock Fund and/or ESOP. All future contributions as of the merger will be made to the ACE Savings Plan.

“NEW CHUBB” STOCK FUND

The new stock fund that will be created once the merger between Chubb and ACE is completed and which will reflect the name of the newly created entity.

TAXES AND PENALTIES

If you decide to take a full or partial cash distribution paid to yourself, 20% of the payment will be withheld for federal income tax in addition to any state and/or local taxes. Your actual tax liability may be more or less than the amount withheld. If you are under age 59 1/2, you may also have to pay a 10% early withdrawal penalty.

Before investing in any mutual fund, consider the investment objectives, risks, charges, and expenses. Contact Fidelity for a prospectus or, if available, a summary prospectus containing this information. Read it carefully.

Keep in mind that investing involves risk. The value of your investment will fluctuate over time, and you may gain or lose money.

An agency. investment Although in the a money fund seeks market to fund preserve is not the insured value of or your guaranteed investment by at the $ 1.00 Federal per share, Deposit it is Insurance possible Corporation to lose money or by any investing other government in the fund.

AYCO is not affiliated with Fidelity Brokerage Services, member NYSE, SIPC or its affiliates. AYCO is solely responsible for the information and services it provides. Fidelity disclaims any liability arising from your use of this information.

This communication is providing important information regarding changes to the CCAP and is intended by Chubb to satisfy the requirements for a Summary of Material Modifications (an “SMM”) regarding the Plan. For more information you may request and receive an updated Summary Plan Description (an “SPD”) for the Plan, at no charge.

Ayco AnswerLine® is a trademark of The Ayco Company, L.P., a Goldman Sachs Company. This service is provided exclusively by The Ayco Company, L.P. Used with permission. The Ayco Company, L.P. is a subsidiary of The Goldman Sachs Group, Inc. and an affiliate of Goldman, Sachs & Co., a worldwide, full-service investment banking, broker-dealer and asset management organization.

Fidelity Brokerage Services LLC, Member NYSE, SIPC, 900 Salem Street, Smithfield, RI 02917 740257.1.0